1934 Act Registration No. 1-12118

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2003

Ek Chor China Motorcycle Co. Ltd.

(Translation of registrant’s name into English)

21st Floor,

Far East Finance Centre,

16 Harcourt Road,

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X                     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                         No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page

1.1	Press Announcement dated June 12, 2003.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ek Chor China Motorcycle Co. Ltd.
(Registrant)

Date: June 12, 2003	By:	/s/ Robert Ping-Hsien Ho
Robert Ping-Hsien Ho Director

3

Exhibit 1.1

For Immediate Release

To: Business Editors:

Press Announcement

HONG KONG, June 12, 2003 — Ek Chor China Motorcycle Co. Ltd. (“Ek Chor China” or the “Company”; NYSE: EKC) announced today that the Company’s proposed going-private transaction, pursuant to which the Company will become a wholly-owned subsidiary of C.P. Pokphand Co. Ltd. by way of a scheme of arrangement under Bermuda law, was approved by holders of shares that are subject to the scheme at a meeting convened at the direction of the Supreme Court of Bermuda. In addition, the resolution necessary to implement the scheme of arrangement was approved at a special general meeting of shareholders today.

Under the terms of the scheme of arrangement, upon the scheme of arrangement taking effect, holders of the approximately 31.8% of the Company’s issued and outstanding common stock not currently owned by C.P. Pokphand Co. Ltd. will receive US$3.75 in cash for each share of common stock of the Company they hold. Shareholders other than C.P. Pokphand Co. Ltd., as appearing in the Company’s register of members at 4:00 p.m., New York time, on the entitlement date will be entitled to the consideration. The Company currently expects that the entitlement date will be June 20, 2003.

For the scheme of arrangement to take effect, it must be sanctioned by the Supreme Court of Bermuda. Once the scheme of arrangement takes effect, its terms will be binding on all shareholders subject to the scheme. The Company intends to have its shares delisted from the New York Stock Exchange after the scheme of arrangement takes effect.

* * *

Ek Chor China is a Bermuda-incorporated holding company which owns interests in and actively manages Sino-foreign joint ventures in the People’s Republic of China. These ventures are engaged in the design, manufacture and sale of motorcycles and motorcycle parts and components, automotive air conditioner compressors and carburetors, and certain other automotive parts and components and the dealership of earth moving machines and power generation equipment. The Company has considered and will consider from time to time divestment of its interests when presented with attractive opportunities. The Company’s common stock is listed on the New York Stock Exchange under the symbol EKC.

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Distributed by Ek Chor China Motorcycle Co. Ltd.

For further information, please contact:

Emily Choi

Ek Chor China Motorcycle Co. Ltd.                         Tel: (852) 2520 1601